SHAREHOLDER VOTING RESULTS

       At a Special Meeting of Shareholders of the High
Income Fund and Total Return Income Fund, held at the offices of Mfund Services, LLC, 22 High Street, Suite 201,
Huntington, NY 11743, on October 26, 2012, shareholders of record at the close of business on August 8, 2012 voted to approve the following proposals:

       Proposal 1: To approve a new Sub-Advisory
Agreement by Catalyst Capital Advisors LLC, ("Catalyst") and
SMH Capital Advisors, Inc., with respect to the High Income
Fund and Total Return Income Fund, a series of Mutual Fund
Series Trust (the "Trust").



Shares
Voted In
Favor
Shares Voted
Against or
Abstentions
High
Income
Fund
10,146,113
669,891
Total
Return
Income
Fund
5,114,084
384,728

       Proposal 2: The purpose of this proposal is to enable Catalyst, with the approval of the Board of Trustees, including a separate vote of the Independent Trustees, to appoint one or more non-affiliated investment sub-advisers or to replace an existing investment sub-adviser with a non-affiliated investment sub-adviser, as well as change the terms of a contract with a non-affiliated investment sub-adviser, without soliciting the approval of shareholders. To do so, the Trust and Catalyst will apply for an order for exemptive relief from the SEC (a "Manager of Managers Order") to permit Catalyst, with the approval of the Board of Trustees, to take such actions with respect to the High Income Fund and the Total Return Fund (together the "Catalyst/SMH Funds").



Shares
Voted In
Favor
Shares Voted
Against or
Abstentions
High Income
Fund
9,837,003
978,999
Total Return
Income
Fund
4,990,719
508,090